UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

CARGURUS, INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

141788109

(CUSIP NUMBER)

12/31/19

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141788109

1	Name of Reporting Persons. Anastasios Parafestas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 1,040
	6	shared voting power 4,418,605
	7	sole dispositive power 1,040
	8	shared dispositive power 4,418,605

9	aggregate amount beneficially owned by each reporting person 4,419,645
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 4.8%
12	type of reporting person (See Instructions) IN

CUSIP No. 141788109

1	Name of Reporting Persons. Argonaut 22 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 3,323,016
	7	sole dispositive power 0
	8	shared dispositive power 3,323,016

9	aggregate amount beneficially owned by each reporting person 3,323,016
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 3.6%
12	type of reporting person (See Instructions) OO

CUSIP No. 141788109

1	Name of Reporting Persons. Spinnaker Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 3,323,016
	7	sole dispositive power 0
	8	shared dispositive power 3,323,016

9	aggregate amount beneficially owned by each reporting person 3,323,016
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 3.6%
12	type of reporting person (See Instructions) OO

CUSIP No. 141788109

1	Name of Reporting Persons. The RWS 2006 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 795,589
	7	sole dispositive power 0
	8	shared dispositive power 795,589

9	aggregate amount beneficially owned by each reporting person 795,589
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 0.9%
12	type of reporting person (See Instructions) OO

CUSIP No. 141788109

1	Name of Reporting Persons. John J. Prior Jr., as co-trustee of the RWS 2006 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 795,589
	7	sole dispositive power 0
	8	shared dispositive power 795,589

9	aggregate amount beneficially owned by each reporting person 795,589
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 0.9%
12	type of reporting person (See Instructions) OO

CUSIP No. 141788109

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Nancy B. Peretsman, as co-trustee of The RWS 2006 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 795,589
	7	sole dispositive power 0
	8	shared dispositive power 795,589

9	aggregate amount beneficially owned by each reporting person 795,589
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 0.9%
12	type of reporting person (See Instructions) OO

CUSIP No. 141788109

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Profesta Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or place of organization Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power 0
	6	shared voting power 300,000
	7	sole dispositive power 0
	8	shared dispositive power 300,000

9	aggregate amount beneficially owned by each reporting person 300,000
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9) 0.3%
12	type of reporting person (See Instructions) OO

Item 1. (a) Name of Issuer

CarGurus, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2 Canal Park, 4th Floor

Cambridge, Massachusetts 02141

Item 2. (a)Name of Person Filing

This amendment to Schedule 13G is filed on behalf of each of (i) Anastasios Parafestas, a director of the Issuer, a direct and indirect holder of Issuer’s securities, (ii) Argonaut 22 LLC, a direct holder of Issuer’s Class A Common Stock, $0.001 par value per share (the “Common Stock”), (iii) Spinnaker Capital LLC, the Managing Member of Argonaut 22 LLC, (iv) the RWS 2006 Family Trust, a direct holder of Common Stock, (v) John, J. Prior Jr., a co-trustee of the RWS 2006 Family Trust, (vi) Nancy B. Peretsman., a co-trustee of the RWS 2006 Family Trust and (vii) The Profesta Foundation (collectively, the “Reporting Persons”).

Spinnaker Capital LLC is the Managing Member of Argonaut 22 LLC, and Mr. Parafestas is the Sole Manager and Member of Spinnaker Capital LLC, and each therefore indirectly beneficially holds the 3,323,016 shares held directly by Argonaut 22 LLC.

Each of Mr. Parafestas, Mr. Prior and Ms. Peretsman are co-trustees of The RWS 2006 Family Trust. Neither Mr. Parafestas nor Mr. Prior are beneficiaries of The RWS 2006 Family Trust and each of Mr. Parafestas and Mr. Prior expressly disclaims beneficial ownership of the shares held by The RWS 2006 Family Trust.

The Profesta Foundation is a family foundation for which Mr. Parafestas is the Sole Trustee.

(b)	Address of Principal Business Office or, if none, Residence

The principal business address for each of the Reporting Persons is One Joy Street, Boston, Massachusetts 02108.

(c)	Citizenship

Mr. Parafestas, Mr. Prior and Ms. Peretsman are citizens of the United States of America.

Argonaut 22 LLC is a Delaware limited liability company.

Spinnaker Capital LLC is a Delaware limited liability company.

The RWS 2006 Family Trust is a trust established in the State of New York.

The Profesta Foundation is a family foundation established in the Commonwealth of Massachusetts.

(d)	Title of Class of Securities

Class A common stock, par value $0.001 per share.

(e)	CUSIP Number

141788109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

Anastasios Parafestas	4,419,645
Argonaut 22 LLC	3,323,016
Spinnaker Capital LLC	3,323,016
The RWS 2006 Family Trust	795,589
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	795,589
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	795,589

The Profesta Foundation	300,000

Mr. Parafestas’ holdings include (i) 1,040 shares of Common Stock underlying restricted stock units that are vested or will vest within 60 days after December 31, 2019, held directly by Mr. Parafestas, (ii) 3,323,016 shares of Common Stock held directly by Argonaut 22 LLC, over which Mr. Parafestas has voting and investment power as Sole Manager and Member of Argonaut 22 LLC’s Managing Member, (iii) 795,589 shares of Common Stock held by The RWS 2006 Family Trust, of which Mr. Parafestas is a co-trustee and (iv) 300,000 shares of Common Stock held by The Profesta Foundation over which Mr. Parafestas has voting and investment power as the Sole Trustee.

(b)	Percent of class:

Anastasios Parafestas	4.8%
Argonaut 22 LLC	3.6%
Spinnaker Capital LLC	3.6%
The RWS 2006 Family Trust	0.9%
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	0.9%
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	0.9%

The Profesta Foundation	0.3%

The percentage amount for the Reporting Persons is based on 91,447,156 shares of Common Stock outstanding as of October 31, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Anastasios Parafestas	1,040
Argonaut 22 LLC	0
Spinnaker Capital LLC	0
The RWS 2006 Family Trust	0
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	0
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	0

The Profesta Foundation	0

(ii)	Shared power to vote or to direct the vote:

Anastasios Parafestas	4,418,605
Argonaut 22 LLC	3,323,016
Spinnaker Capital LLC	3,323,016
The RWS 2006 Family Trust	795,589
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	795,589
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	795,589

The Profesta Foundation	300,000

(iii)	Sole power to dispose or to direct the disposition of:

Anastasios Parafestas	1,040
Argonaut 22 LLC	0
Spinnaker Capital LLC	0
The RWS 2006 Family Trust	0
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	0
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	0

The Profesta Foundation	0

(iv)	Shared power to dispose or to direct the disposition of:

Anastasios Parafestas	4,418,605
Argonaut 22 LLC	3,323,016
Spinnaker Capital LLC	3,323,016
The RWS 2006 Family Trust	795,589
John J. Prior Jr., as co-trustee for the RWS 2006 Family Trust	795,589
Nancy B. Peretsman, as co-trustee for the RWS 2006 Family Trust	795,589

The Profesta Foundation	300,000

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

ANASTASIOS PARAFESTAS

/s/ Anastasios Parafestas
Anastasios Parafestas

ARGONAUT 22 LLC
By: Spinnaker Capital LLC, its Manager

/s/ Anastasios Parafestas
Name: Anastasios Parafestas
Title: Managing Member

SPINNAKER CAPITAL LLC

/s/ Anastasios Parafestas
Name: Anastasios Parafestas
Title: Managing Member

THE PROFESTA FOUNDATION

/s/ Anastasios Parafestas
Name: Anastasios Parafestas
Title: Trustee

[Signature Page 13G]

THE RWS 2006 FAMILY TRUST

By: /s/ Nancy B. Peretsman
Name: Nancy B. Peretsman
Title: Co-Trustee

By: /s/ Anastasios Parafestas
Name: Anastasios Parafestas
Title: Co-Trustee

By: /s/ John J. Prior Jr.
Name: John J. Prior Jr.
Title: Co-Trustee

JOHN J. PRIOR JR., as co-trustee of the RWS 2006 Family Trust

/s/ John J. Prior Jr.

NANCY B. PERETSMAN, as co-trustee of the RWS 2006 Family Trust

/s/ Nancy B. Peretsman

[Signature Page to 13G]

SCHEDULE A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

This Joint Filing Agreement, dated as of February 14, 2020, is by and among each of the undersigned (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of Common Stock, $0.001 par value per share, of CarGurus, Inc. that may be beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice (or such lesser period of notice as the Filers may mutually agree) to the other party.

Executed and delivered as of the date first above written.

ANASTASIOS PARAFESTAS

/s/ Anastasios Parafestas
Anastasios Parafestas

ARGONAUT 22 LLC
By: Spinnaker Capital LLC, its Manager

/s/ Anastasios Parafestas
Name: Anastasios Parafestas
Title: Managing Member

[Joint Filing of Schedule 13G]

SPINNAKER CAPITAL LLC

/s/ Anastasios Parafestas
Name: Anastasios Parafestas
Title: Managing Member

THE PROFESTA FOUNDATION

/s/ Anastasios Parafestas
Name: Anastasios Parafestas
Title: Trustee

THE RWS 2006 FAMILY TRUST

By: /s/ Nancy B. Peretsman
Name: Nancy B. Peretsman
Title: Co-Trustee

By: /s/ Anastasios Parafestas
Name: Anastasios Parafestas
Title: Co-Trustee

By: /s/ John J. Prior Jr.
Name: John J. Prior Jr.
Title: Co-Trustee

JOHN J. PRIOR JR., as co-trustee of the RWS 2006 Family Trust

/s/ John J. Prior Jr.

NANCY B. PERETSMAN, as co-trustee of the RWS 2006 Family Trust

/s/ Nancy B. Peretsman

[Joint Filing of Schedule 13G]